

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

<u>Via E-mail</u>
Theodore D. Crandall
Senior Vice President and
  Chief Financial Officer
Rockwell Automation, Inc.
1201 South Second Street
Milwaukee, Wisconsin 53204

      Re: Rockwell Automation, Inc.
              Form 10-K for the fiscal year ended September 30, 2012
              Filed November 19, 2012
              File No. 001-12383

Dear Mr. Crandall:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant